

NineOneSix System Inc. (the "Company")
a Delaware Corporation

Financial Statements with Independent Auditor's Report

Inception through March 31, 2024

Table of Contents



INDEPENDENT AUDITOR'S REPORT

To: NineOneSix Systems Inc. Management

Opinion:

We have audited the accompanying financial statements of the Company which comprise the statement of financial position as of March 31, 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the period then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and the results of its operations and its cash flows for the period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
May 3, 2024

NINEONESIX SYSTEMS INC STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Financial Statements

	As of March 31,
	2024
ASSETS	
Current Assets:	
Cash & cash equivalents	8,210
Accounts Receivable	3,087,480
Total Current Assets	3,095,690
Non-Current Assets:	
Intellectual Property	994
Total Non-Current Assets	994
TOTAL ASSETS	3,096,684
LIABILITIES AND EQUITY	
Current Liabilities:	
Accounts Payable	370,490
Accounts Payable (Related Party)	190,500
Accrued Expenses	21,772
Taxes Payable	670,391
Total Current Liabilities	1,253,153
Non-Current Liabilities:	
Notes Payable (Related Party)	30,000
Total Non-Current Liabilities	30,000
TOTAL LIABILITIES	1,283,153
EQUITY	
Common Stock	216
Additional Paid in Capital	778
Accumulated Deficit	1,812,537
TOTAL EQUITY	1,813,531
TOTAL LIABILITIES AND EQUITY	3,096,684

NINEONESIX SYSTEMS INC STATEMENT OF OPERATIONS

See Accompanying Notes to these Financial Statements

	Period Ended March 31,
	2024
Revenues	
Revenues	3,087,592
Cost of Service	370,490
Gross Profit	2,717,102
Operating Expenses	
Payroll	234,044
Advertising & Marketing	130
Total Operating Expenses	**234,174**
Total Loss from Operations	**2,482,928**
Other Income/Expense	**0**
Total Other Income/Expense	**0**
Earnings Before Income Taxes, Depreciation, and Amortization	**2,482,928**
Taxes Expense	670,391
Net Income (Loss)	**1,812,537**

NINEONESIX SYSTEMS INC STATEMENT OF CASH FLOWS

See Accompanying Notes to these Financial Statements

	Period Ended March 31,
	2024
OPERATING ACTIVITIES	
Net Income (Loss)	1,812,537
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Depreciation	-
Amortization	-
Accounts Receivable	(3,087,480)
Accounts Payable	560,990
Accrued Expenses	692,163
Other Current Assets	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(1,834,327)
Net Cash provided by (used in) Operating Activities	(21,790)
INVESTING ACTIVITIES	-
Intellectual Property	(994)
Net Cash provided by (used in) Investing Activities	(994)
FINANCING ACTIVITIES	
Notes Payable	30,000
Issuance of Common Stock	216
Additional Paid in Capital	778
Net Cash provided by (used in) Financing Activities	30,994
Cash at the beginning of period	-
Net Cash increase (decrease) for period	8,210
Cash at end of period	8,210

NINEONESIX SYSTEMS INC STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

See Accompanying Notes to these Financial Statements

	Common Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/24	-	-	-	-	-
Issuance of Common Stock	216,000	216	778	-	994
Additional Paid in Capital	-	-	-	-	-
Net income (loss)	-	-	-	1,812,537	1,812,537
Ending balance at 3/31/24	216,000	216	778	1,812,537	1,813,531

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

As of the date of these financial statements NineOneSix Systems, Inc. ("the Company") is a corporation formed on January 16, 2024 under the law of the State of Delaware, and is headquartered in Glen Allen, VA, a suburb of Richmond. The Company designs integrated software systems, allowing clients to outsource non-core business services to our team of experts, freeing them to focus on their passion and execute on their core competencies.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3: Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At March 31, 2024, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts that may, at times, exceed federal insured limits. The Company had $8,210 in cash and cash equivalents as of March 31, 2024.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance.

At March 31, 2024, the Company had $3,087,480 in outstanding accounts receivable balances. While the Company does not believe any allowance for uncollectible accounts is necessary at this time, we consider it prudent to disclose to investors that all current revenue is based on the recognition of invoiced services and accounts receivable that have not yet been paid in cash. Should the accounts receivable become impaired due to the inability of clients to pay, the Company may experience significant reductions in recognized revenue and not be able to continue as a going concern.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary.

During the period ended March 31, 2024, the Company had no on-hand inventory, thus determined that no such impairment charges were necessary.

Revenue Recognition

During the year ended December 31, 2024, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five- step process for revenue recognition:
● Identification of the contract with a customer;
● Identification of the performance obligations in the contract;
● Determination of the transaction price;
● Allocation of the transaction price to the performance obligations in the contract; and
● Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily records revenue from its projects and service contracts over time as various performance obligations are fulfilled. As of the date of these financial statements, the Company has generated or recognized $3,087,592 in revenue, and has executed multiple revenue-producing contracts with customers with additional revenue of $5,332,633 for the remainder of 2024.

Advertising and Promotional Costs

The Company's Advertising and promotional costs are expensed as incurred. During the period ended March 31, 2024, the Company recognized $130 in advertising costs.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date.

In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company has determined that there are no material uncertain tax positions. The Company accounts for income taxes based on the provision promulgated by both the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return, and the States of Virginia and Delaware which have similar statutes. As such, all tax years have been open since the Company's inception.

Recent Accounting Pronouncements

The Financial Accounting Standards Board periodically issues updated guidance or new accounting standards updates (ASUs) that impact financial reporting requirements. Other than various technical corrections issued recently, the Company is not aware of any recently issued accounting pronouncements that are expected to have a significant and material impact on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the period ending March 31, 2024, the Company entered into a Loan agreement with Trade Stone Group for $30,000, which is a wholly owned company of the CEO and controlling shareholder of the Company. Additionally, the Company had outstanding accounts payable in the amount of $190,500 for services performed by Trade Stone Group, LLC.

The VP of Operations and shareholder, is part owner of Ecovolt, which currently offers services to the Company. Additionally, the VP of Operations received Compensation for his services to the Company from Trade Stone Group, which is included in the outstanding payable of $190, 500 mentioned above.

The CFO/Director/Treasurer is a shareholder who received Compensation for his services to the Company from Trade Stone Group, which is included in the outstanding payable of $190,500 mentioned above. Additionally, the CFO/ Director/Treasurer wholly owns Millo Capital LLC which has billed Trade Stone Group in the past.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

From time to time, during the normal course of business, the Company may be subject to various claims or lawsuits from customers, vendors, or competitors. The Company is not currently involved with and has no current knowledge of any pending or threatened litigation against the Company.

NOTE 5 – LIABILITIES AND DEBT

Loans - On March 8, 2024, the Company entered into a loan agreement for $30,000. The note does not bear any interest and is payable on September 8th, 2024. See Note 3 above for reference to this shareholder loan.

Simple Agreements for Future Equity (SAFE) - As of the end of the period the Company had no SAFE agreements.

NOTE 6 – EQUITY

The Company has 250,000 shares of common stock authorized, par value of $0.001, and 0 preferred stock authorized. During the period from January 16, 2024 (inception) to March 31, 20224, the Company issued an aggregate of 216,000 shares, valued at the current total Fair Market Value of $994, Equity was distributed to the Company's founders, officers, employees, contractors, and advisors. The Company reserved the remaining authorized but unissued share for issuance or sale to other third parties.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to March 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through May 3, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.